Securities and Exchange Commission
Washington, D. C.  20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. )

Millennium Pharmaceuticals, Inc.
Common Stock
CUSIP Number
599902103

Date of Event Which Requires Filing of this Statement: May 31, 2006

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)

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CUSIP No.
599902103

1)     Name of reporting person:
       CAM North America, LLC
       Tax Identification No.:
       01-0846058

2)     Check the appropriate box if a member of a group:
a)     x
b)     n/a

3)     SEC use only

4)     Place of organization:
       DE

Number of shares beneficially owned by each reporting person with:
5)     Sole voting power:         - 0 -
6)     Shared voting power:       19,474,717
7)     Sole dispositive power:    - 0 -
8)     Shared dispositive power:  24,638,341

9)     Aggregate amount beneficially owned by each reporting person:
       24,638,341

10)    Check if the aggregate amount in row (9) excludes certain shares:
       n/a

11)    Percent of class represented by amount in row (9):
       7.83%

12)    Type of reporting person:
       IA

CUSIP No.
599902103

1)     Name of reporting person:
       Smith Barney Fund Management LLC
       Tax Identification No.:
       13-2616913

2)     Check the appropriate box if a member of a group:
a)     x
b)     n/a

3)     SEC use only

4)     Place of organization:
       DE

Number of shares beneficially owned by each reporting person with:
5)     Sole voting power:         - 0 -
6)     Shared voting power:       291,542
7)     Sole dispositive power:   - 0 -
8)     Shared dispositive power:  291,542

9)     Aggregate amount beneficially owned by each reporting person:
       291,542

10)    Check if the aggregate amount in row (9) excludes certain shares:
       n/a

11)    Percent of class represented by amount in row (9):
       0.09%

12)    Type of reporting person:
       IA

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CUSIP No.
599902103

1)     Name of reporting person:
       Salomon Brothers Asset Management Inc.
       Tax Identification No.:
       13-3440564

2)     Check the appropriate box if a member of a group:
a)     x
b)     n/a

3)     SEC use only

4)     Place of organization:
       DE

Number of shares beneficially owned by each reporting person with:
5)     Sole voting power:          - 0 -
6)     Shared voting power:        7,708,164
7)     Sole dispositive power:    - 0 -
8)     Shared dispositive power:   7,708,164

9)     Aggregate amount beneficially owned by each reporting person:
       7,708,164

10)    Check if the aggregate amount in row (9) excludes certain shares:
       n/a

11)    Percent of class represented by amount in row (9):
       2.45%

12)    Type of reporting person:
       IA

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Item 1a)         Name of issuer:
                 Millennium Pharmaceuticals, Inc.

Item 1b)         Address of issuer's principal executive offices:
                 40 Landsdowne Street
                 Cambridge, MA 02139

Item 2a)         Name of person filing:
                 CAM North America, LLC
                 Smith Barney Fund Management LLC
                 Salomon Brothers Asset Management Inc.

Item 2b)         Address of principal business office:
                 399 Park Avenue
                 New York, NY 10022

Item 2c)         Citizenship:
                 CAM North America, LLC
              A Delaware Limited Liability Corporation
                 Smith Barney Fund Management LLC
              A Delaware Limited Liability Corporation
                 Salomon Brothers Asset Management Inc.
              A Delaware Corporation

Item 2d)         Title of class of securities:
                 Common Stock

Item 2e)         CUSIP number:
                 599902103

Item 3)          If this statement is filed pursuant to Rule
                 13d-1(b), or 13d 2(b), check whether the person
                 filing is a:
(a)        [ ]   Broker or dealer under Section 15 of the Act.
(b)        [ ]   Bank as defined in Section 3(a)(6) of the Act.
(c)        [ ]   Insurance Company as defined in Section 3(a)(6)
                 of the Act.
(d)        [ ]   Investment Company registered under Section 8
                 of the Investment Company Act.
(e)        [ ]   Investment Adviser registered under Section 203
                 of the Investment Advisers Act of 1940.
(f)        [ ]   Employee Benefit Plan, Pension Fund which is
                 subject to ERISA of 1974 or Endowment Funds;
                 see 240.13d-1(b)(ii)(F).
(g)        [ ]   Parent holding company, in accordance with
                 240.13d-1(b)(ii)(G),
(h)        [X]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4)          Ownership:

(a)     Amount beneficially owned:          32,638,047

(b)     Percent of Class:                        10.37%

(c)     Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote:
              -0-
        (ii)  shared power to vote or to direct the vote:
              27,474,423
        (iii) sole power to dispose or to direct the disposition of:
              -0-
        (iv)  shared power to dispose or to direct the disposition of:
              32,638,047

Item 5)        Ownership of Five Percent or less of a class:
               n/a

Item 6) Ownership of more than Five Percent on behalf of another person:

               n/a

Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
               n/a

Item 8) Identification and classification of members of the group:
               CAM North America, LLC
               Smith Barney Fund Management LLC
               Salomon Brothers Asset Management Inc.

Item 9)        Notice of dissolution of group:
               n/a

Item 10)       Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                        Signature
                       -----------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 --------------------------------
 Date - June 8, 2006


CAM North America, LLC


By:    /s/ George Shively
George Shively, Secretary

Smith Barney Fund Management LLC


By:    /s/ Michael Kocur
Michael Kocur, Assistant Secretary


Salomon Brothers Asset Management Inc.


By: /s/ George Shively
George Shively, Secretary



Exhibit A
Joint Filing Agreement

--------------------------------------
This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of
(i) each member of the group identified in Item 8 and
(ii) the other reporting person(s) identified in Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.


CAM North America, LLC


By:    /s/ George Shively
George Shively, Secretary

Smith Barney Fund Management LLC


By:    /s/ Michael Kocur
Michael Kocur, Assistant Secretary


Salomon Brothers Asset Management Inc.


By: /s/ George Shively
George Shively, Secretary